# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alight, Inc. / Delaware, CIK 0001809104
CUSIP: 01626W101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 320 South Canal Street, 50th Floor, Suite 5000, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000905148-24-002751
Filed by CIK 0001138995

## Reporting persons
- GLENVIEW CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,382,328; sole dispositive power 0; shared dispositive power 24,382,328; aggregate amount beneficially owned 24,382,328 (4.62% of the class)
- ROBBINS LARRY: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 24,382,328; sole dispositive power 0; shared dispositive power 24,382,328; aggregate amount beneficially owned 24,382,328 (4.62% of the class)

## Item 1. Issuer
Name of issuer: Alight, Inc. / Delaware
Address of issuer's principal executive offices: 320 South Canal Street, 50th Floor, Suite 5000, Chicago, Illinois, 60606

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Glenview Capital Management, LLC ("Glenview Capital Management"); and

ii. Larry Robbins ("Mr. Robbins").

This Statement relates to shares of Class A Common Stock, $0.0001 par value per share (the "Shares") held for the accounts of Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund"), and Glenview Healthcare Master Fund, L.P., a Cayman Islands limited partnership ("Glenview Healthcare Master Fund").

Glenview Capital Management serves as investment manager to each of Glenview Capital Master Fund, Glenview Offshore Opportunity Master Fund and Glenview Healthcare Master Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.
Address of principal business office or, if none, residence: The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.
Citizenship:
i. Glenview Capital Management is a Delaware limited liability company;

ii. Mr. Robbins is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of 24,382,328 Shares. This amount consists of: (A) 11,482,868 Shares held for the account of Glenview Capital Master Fund; (B) 11,542,766 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (C) 1,356,694 Shares held for the account of Glenview Healthcare Master Fund.
Percent of class: As of June 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.62% of the Shares outstanding. (There were 527,834,564 Shares outstanding as of May 1, 2025, based on the Issuer's quarterly report on Form 10-Q filed on May 8, 2025.)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 24,382,328
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 24,382,328

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

Exhibit 2: Power of Attorney

## Signatures
- GLENVIEW CAPITAL MANAGEMENT, LLC: /s/ Mark J. Horowitz, Mark J. Horowitz, Co-President of Glenview Capital Management, LLC (08/14/2025)
- ROBBINS LARRY: /s/ Mark J. Horowitz, Mark J. Horowitz, attorney-in-fact for Larry Robbins (08/14/2025)